Exhibit 1 - Letter from Certified Public Accountant:

To the Shareholders and Board of Directors
Texas Capital Value Funds, Inc.

We have audited the accompanying statement of assets and liabilities of the Value & Growth Portfolio (the "Fund"), a series of shares of the Texas Capital Value Funds, Inc., including the portfolio of investments, as of September 30, 1999, and the related statement of operations, changes in net assets, and the financial highlights for the periods indicated thereon. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of September 30, 1999, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Texas Capital Value & Growth Portfolio as of September 30, 1999, the results of its operations, the changes in its net assets and the financial highlights for each of the periods indicated thereon, in conformity with generally accepted accounting principles.

TAIT, WELLER & BAKER
Philadelphia, Pennsylvania
November 19, 1999


1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Texas Capital Value Funds, Inc. was incorporated on June 26, 1995 as a Maryland Corporation and is registered under the Investment Company
Act of 1940 as a non-diversified, open-end management investment company. The Value & Growth Portfolio (the "V&G") is a series of the Texas Capital Value Funds, Inc (the "Fund"). V&G began investment operations on November 6, 1995. V&G's investment objective is capital appreciation. The following is a summary of significant accounting policies followed by the Fund in
A. 	Security Valuation - Portfolio securities that are listed on national securities exchanges or the NASDAQ National Market System are valued as of the close of business of the exchange on each business day which that exchange is open (presently 4:00pm Eastern time).
Unlisted securities that are not included in such System are valued at the mean of the quoted bid and asked prices in the over-the-counter-market. Securities and other assets for which market quotations are not readily available are valued a
B. 	Federal Income Taxes  It is the Fund's policy to meet the
requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable net income to its shareholders. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Therefore, no federal income tax provision is required.
C. 	Securities Transactions, Investment Income and Other -
Securities transactions are recorded on the next business date after trade date.  Realized gains and losses on sales of
investments are calculated on the identified cost basis.
Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.
D. 	Distributions to Shareholders.  Distributions from
investment income and realized gains, if any, are recorded
on the ex-dividend date.  Income distributions and capital
gain distributions are determined in accordance with income
tax regulations which may differ from generally accepted
accounting principles.  These differences are primarily due
to net operating losses and post-October capital losses.
E. 	Accounting Estimates - The preparation of financial
statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expense during the reporting period. Actual results could differ from those estimates.
2.  TRANSACTIONS WITH AFFILIATES

Investment Advisory and Administrative Agreements
The Fund has an investment advisory agreement with the Advisor, First Austin Capital Management, Inc., pursuant to which the Advisor receives a fee, computed daily, at an annual rate of 1.0% of the average daily net assets.
Investment Advisory and Administrative Agreements
The Fund has an investment advisory agreement with the Advisor, First Austin Capital Management, Inc., pursuant to which the Advisor receives a fee, computed daily, at an annual rate of 1.0% of the average daily net assets.
The Advisor provides continuous supervision of the investment portfolio and pays the cost of compensation of the officers of the Fund, occupancy and certain clerical and administrative costs involved in the day to day operations of the Fund. The Advisor bears most of the operating expenses of the Fund including legal, audit, printing, and insurance.
In addition, the Advisor is acting as the administrator to the Fund. For these services, the Advisor receives a fee, computed daily based on the average daily net assets at an annual rate of
 .70% on the 1st $5 million, .50% on the next $25 million, .28% on the next $70 million, .25% on the next $100 million, and .20% for over $200 million of each series.

Transactions with the Distributor
Rafferty Capital Markets, the Company's Distributor, was paid
$0 in commissions for executing portfolio transactions for the Value & Growth Portfolio.

Distribution Agreement and Plan
The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act under which the Fund contracts with registered broker-dealers and their agents to distribute shares of the Fund. The Distributor received a fee, computed daily at an annual rate of .25% of the average daily net assets. For the period ending September 30, 1999, the amount paid to the Distributor was $128,480, plus charges for sales of the Fund's shares in the amount $68,597.

3.	PURCHASES AND SALES OF SECURITIES--For the period ended
September 30, 1999 the cost of purchases and the proceeds from sales of securities, excluding short-term securities, were $124,235,494 and $145,925,107, respectively, for the Value &
Growth Portfolio.

4.	LINE OF CREDIT The Fund has a $9 million secured line of
credit with Firstar Bank. Borrowings under this arrangement bear interest at the bank's prime rate. At September 30, 1999, the Fund had no borrowings outstanding. Based upon balances outstanding during the year, the weighted average interest rate was 7.75% and the weighted average amount outstanding was $552,420 for the Value & Growth Portfolio.